AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 12, 2002.
                                                      REGISTRATION NO. 333-81774
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              ---------------------

                                 POST-EFFECTIVE
                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-3

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                              ---------------------

                               AMEREN CORPORATION
             (Exact name of registrant as specified in its charter)

            MISSOURI                                     43-1723446
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
 incorporation or organization)

                              1901 CHOUTEAU AVENUE,
                            ST. LOUIS, MISSOURI 63103
                                 (314) 621-3222
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                WARNER L. BAXTER
                         SENIOR VICE PRESIDENT, FINANCE

                               STEVEN R. SULLIVAN
                  VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                              1901 CHOUTEAU AVENUE
                            ST. LOUIS, MISSOURI 63103
                                 (314) 621-3222
            (Name, address, including zip code, and telephone number,
                   including area code, of agents for service)


================================================================================

               PART II. INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 16.  Exhibits

EXHIBIT NO.                            DESCRIPTION
-----------  -------------------------------------------------------------------

***1.1    Form of Underwriting Agreement relating to the debt securities.

  +1.2 Form of Underwriting Agreement relating to the trust preferred securities.

***1.3    Form of Underwriting Agreement relating to the common stock.

  *1.4 Underwriting Agreement, dated February 26, 2002, among the Company and several underwriters named therein relating to the equity security units.

 **4.1 Restated Articles of Incorporation of the Company (File No. 33-64165, Annex F).

 **4.2 Certificate of Amendment to the Restated Articles of Incorporation filed with the Secretary of State of the State of Missouri on December 14, 1998 (1998 Form 10-K, Exhibit 3(i)).

 **4.3 By-laws of the Company as amended to December 31, 1997 (1997 Form 10-K, Exhibit 3(ii)).

 **4.4 Agreement, dated as of October 9, 1998, between the Company and EquiServe Trust Company, N.A. (as successor to First Chicago Trust Company of New York), as Rights Agent, which includes the form of Certificate of Designation of the Preferred Shares as Exhibit A, the form of Rights Certificate as Exhibit B and the Summary of Rights as Exhibit C (October 14, 1998 Form 8-K, Exhibit 4).

***4.5 Indenture of the Company with The Bank of New York, as trustee, relating to the senior debt securities dated as of December 1, 2001.

***4.6 Company order relating to $150,000,000 Floating Rate Notes due December 12, 2003 issued under the senior indenture (including the forms of notes as exhibits).

***4.7 Company order relating to $100,000,000 5.70% Notes due February 1, 2007 issued under the senior indenture (including the forms of notes as exhibits).

  *4.8 Company order relating to $345,000,000 Notes due May 15, 2007 issued under the senior indenture (including the forms of notes as exhibits).

***4.9 Form of Indenture of the Company relating to subordinated debt securities.

  +4.10 Form of supplemental indenture or other instrument establishing the issuance of one or more series of subordinated debt securities (including the form of subordinated debt security).

***4.11   Form of Guarantee Agreement of the Company.

***4.12   Form of Certificate of Trust.

***4.13   Form of Trust Agreement.

***4.14 Form of Amended and Restated Trust Agreement (including the form of trust preferred security as an exhibit).

EXHIBIT NO.                            DESCRIPTION
-----------  -------------------------------------------------------------------

  *4.15 Purchase Contract Agreement dated as of March 1, 2002, between the Company and The Bank of New York, as purchase contract agent.

  *4.16 Pledge Agreement dated as of March 1, 2002, among the Company, The Bank of New York, as purchase contract agent and BNY Trust Company of Missouri, as custodial agent, collateral agent and securities intermediary.

  +4.17   Form of Warrant Agreement (including form of warrant).

  *4.18 Remarketing Agreement dated as of March 4, 2002, among the Company, The Bank of New York, as purchase contract agent and Goldman, Sachs & Co., as remarketing agent.

***5.1 Opinion of Steven R. Sullivan, Esq., Vice President, General Counsel and Secretary of the Company, regarding the legality of the securities.

***5.2 Opinion of Pillsbury Winthrop LLP regarding the legality of the securities.

***12     Statement re computation of ratios of earnings to fixed charges.

***23.1 Consent of Steven R. Sullivan, Esq., Vice President, General Counsel and Secretary of the Company (included in Exhibit 5.1).

***23.2   Consent of Pillsbury Winthrop LLP (included in Exhibit 5.2).

***23.3   Consent of independent accountants.

***24     Powers of attorney.

***25.1 Form T-1 statement of eligibility of the trustee for the senior debt securities.

 ++25.2 Form T-1 statement of eligibility of the trustee for the subordinated debt securities.

 ++25.3 Form T-1 statement of eligibility of the trustee for the guarantees for the benefit of the holders of the trust preferred securities.

 ++25.4 Form T-1 statement of eligibility of the trustee for the trust preferred securities.

***25.5 Form T-1 statement of eligibility of the purchase contract agent for the stock purchase contracts.

***99.1   Form of prospectus supplement with respect to equity security units.

***99.2   Form of prospectus supplement with respect to common stock.

NOTE: REPORTS OF THE COMPANY ON FORMS 8-K, 10-Q AND 10-K ARE ON FILE WITH THE SEC UNDER FILE NUMBER 1-14756.

----------

*    Filed herewith.
**   Incorporated by reference herein as indicated.
***  Previously Filed.
+    To be filed by amendment or pursuant to a report to be filed pursuant to
     Section 13 or 15(d) of the Securities Exchange Act of 1934.
++   To be filed by amendment or pursuant to Trust Indenture Act Section
     305(b)(2).

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Louis, and State of Missouri, on the 12th day of March 2002.

                                        AMEREN CORPORATION (Registrant)

                                        By: /s/ Charles W. Mueller
                                        ----------------------------------------
                                            CHARLES W. MUELLER
                                            Chairman and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Name                          Title                              Date
----                          -----                              ----

/s/ Charles W. Mueller        Chairman and                       March 12, 2002
---------------------------   Chief Executive Officer
CHARLES W. MUELLER            (Principal Executive Officer)


/s/ Gary L. Rainwater         President and                      March 12, 2002
---------------------------   Chief Operating Officer
GARY L. RAINWATER


/s/ Warner L. Baxter          Senior Vice President, Finance     March 12, 2002
---------------------------   (Principal Financial Officer)
WARNER L. BAXTER


/s/ Martin J. Lyons, Jr.      Controller                         March 12, 2002
---------------------------   (Principal Accounting Officer)
MARTIN J. LYONS, JR.


             *                Director                           March 12, 2002
---------------------------
WILLIAM E. CORNELIUS


             *                Director                           March 12, 2002
---------------------------
CLIFFORD L. GREENWALT


             *                Director                           March 12, 2002
---------------------------
THOMAS A. HAYS

             *                Director                           March 12, 2002
---------------------------
THOMAS H. JACOBSEN


             *                Director                           March 12, 2002
---------------------------
RICHARD A. LIDDY


             *                Director                           March 12, 2002
---------------------------
GORDON R. LOHMAN


             *                Director                           March 12, 2002
---------------------------
RICHARD A. LUMPKIN


             *                Director                           March 12, 2002
---------------------------
JOHN PETERS MacCARTHY


             *                Director                           March 12, 2002
---------------------------
HANNE M. MERRIMAN


             *                Director                           March 12, 2002
---------------------------
PAUL L. MILLER, JR.


             *                Director                           March 12, 2002
---------------------------
HARVEY SALIGMAN


             *                Director                           March 12, 2002
---------------------------
JANET McAFEE WEAKLEY


             *                Director                           March 12, 2002
---------------------------
JAMES W. WOGSLAND


*  By: /s/ Steven R. Sullivan
       -------------------------
       STEVEN R. SULLIVAN
       Attorney-in-Fact

                                  EXHIBIT INDEX

EXHIBIT NO.                            DESCRIPTION
-----------  -------------------------------------------------------------------

***1.1    Form of Underwriting Agreement relating to the debt securities.

  +1.2 Form of Underwriting Agreement relating to the trust preferred securities.

***1.3    Form of Underwriting Agreement relating to the common stock.

  *1.4 Underwriting Agreement, dated February 26, 2002, among the Company and several underwriters named therein relating to the equity security units.

 **4.1 Restated Articles of Incorporation of the Company (File No. 33-64165, Annex F).

 **4.2 Certificate of Amendment to the Restated Articles of Incorporation filed with the Secretary of State of the State of Missouri on December 14, 1998 (1998 Form 10-K, Exhibit 3(i)).

 **4.3 By-laws of the Company as amended to December 31, 1997 (1997 Form 10-K, Exhibit 3(ii)).

 **4.4 Agreement, dated as of October 9, 1998, between the Company and EquiServe Trust Company, N.A. (as successor to First Chicago Trust Company of New York), as Rights Agent, which includes the form of Certificate of Designation of the Preferred Shares as Exhibit A, the form of Rights Certificate as Exhibit B and the Summary of Rights as Exhibit C (October 14, 1998 Form 8-K, Exhibit 4).

***4.5 Indenture of the Company with The Bank of New York, as trustee, relating to the senior debt securities dated as of December 1, 2001.

***4.6 Company order relating to $150,000,000 Floating Rate Notes due December 12, 2003 issued under the senior indenture (including the forms of notes as exhibits).

***4.7 Company order relating to $100,000,000 5.70% Notes due February 1, 2007 issued under the senior indenture (including the forms of notes as exhibits).

  *4.8 Company order relating to $345,000,000 Notes due May 15, 2007 issued under the senior indenture (including the forms of notes as exhibits).

***4.9 Form of Indenture of the Company relating to subordinated debt securities.

  +4.10 Form of supplemental indenture or other instrument establishing the issuance of one or more series of subordinated debt securities (including the form of subordinated debt security).

***4.11   Form of Guarantee Agreement of the Company.

***4.12   Form of Certificate of Trust.

***4.13   Form of Trust Agreement.

***4.14 Form of Amended and Restated Trust Agreement (including the form of trust preferred security as an exhibit).

  *4.15 Purchase Contract Agreement dated as of March 1, 2002, between the Company and The Bank of New York, as purchase contract agent.

  *4.16 Pledge Agreement dated as of March 1, 2002, among the Company, The Bank of New York, as purchase contract agent and BNY Trust Company of Missouri, as custodial agent, collateral agent and securities intermediary.

  +4.17   Form of Warrant Agreement (including form of warrant).

  *4.18 Remarketing Agreement dated as of March 4, 2002, among the Company, The Bank of New York, as purchase contract agent and Goldman, Sachs & Co., as remarketing agent.

***5.1 Opinion of Steven R. Sullivan, Esq., Vice President, General Counsel and Secretary of the Company, regarding the legality of the securities.

***5.2 Opinion of Pillsbury Winthrop LLP regarding the legality of the securities.

***12     Statement re computation of ratios of earnings to fixed charges.

***23.1 Consent of Steven R. Sullivan, Esq., Vice President, General Counsel and Secretary of the Company (included in Exhibit 5.1).

***23.2   Consent of Pillsbury Winthrop LLP (included in Exhibit 5.2).

***23.3   Consent of independent accountants.

***24     Powers of attorney.

***25.1 Form T-1 statement of eligibility of the trustee for the senior debt securities.

 ++25.2 Form T-1 statement of eligibility of the trustee for the subordinated debt securities.

 ++25.3 Form T-1 statement of eligibility of the trustee for the guarantees for the benefit of the holders of the trust preferred securities.

 ++25.4 Form T-1 statement of eligibility of the trustee for the trust preferred securities.

***25.5 Form T-1 statement of eligibility of the purchase contract agent for the stock purchase contracts.

***99.1   Form of prospectus supplement with respect to equity security units.

***99.2   Form of prospectus supplement with respect to common stock.

NOTE: REPORTS OF THE COMPANY ON FORMS 8-K, 10-Q AND 10-K ARE ON FILE WITH THE SEC UNDER FILE NUMBER 1-14756.

----------

*    Filed herewith.
**   Incorporated by reference herein as indicated.
***  Previously Filed.
+    To be filed by amendment or pursuant to a report to be filed pursuant to
     Section 13 or 15(d) of the Securities Exchange Act of 1934.
++   To be filed by amendment or pursuant to Trust Indenture Act Section
     305(b)(2).


                                       2